YOUNG AMERICA CAPITAL, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED JUNE 30, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68260

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 AND ENDING 06/30/2023
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: YOUNG AMERICA CAPITAL, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 EAST BOSTON POST RD
(No. and Street)

MAMARONECK	NEW YORK	10547
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

PETER FORMANEK	914-777-0100	peter@yacapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

SANVILLE & COMPANY
(Name – if individual, state last, first, and middle name)

1514 OLD YORK RD	ABINGTON	PA	19001
(Address)	(City)	(State)	(Zip Code)

09/18/2023	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Formanek, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Young America Capital, LLC, as of September 18th, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PAULA JACKSON
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01JA6229593
Qualified in Westchester County
Commission Expires October 18, 2026

Paula Jackson
Notary Public

Signature: Peter Formanek

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member of
Young America Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Young America Capital, LLC (the Company) as of June 30, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the

supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

This is the initial year we have served as the Company's auditor.

Danville & Company

Dallas, Texas
August 25, 2023

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2023

ASSETS

Cash and cash equivalents	$ 534,050
Accounts receivable	458,899
Prepaid expenses	26,608
Fixed assets (net)	31,770
Total Assets	$ 1,051,327

LIABILITIES AND MEMBERS EQUITY

Liabilities:

Accounts payable and accrued expenses	$ 45,794
Commissions Payable	568,911
Total Liabilities	614,705
Members Equity	436,622
Total Liabilities and Members' Equity	$ 1,051,327

The accompanying notes are an integral part of these financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2023

Revenues:	
Fee income	$ 3,767,903
Interest income	351
Total Revenues	3,480,754
Expenses:	
Commissions and salaries	3,104,710
Guaranteed payments to Member	110,000
Bad debt expense	287,500
Rent and utilities	14,344
Professional fees	243,304
Technology Expenses	202,994
Other expenses	139,223
Total Expenses	4,102,075
Net income/(loss)	$ (333,821)

The accompanying notes are an integral part of these financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED JUNE 30, 2023

Balance, July 1, 2022	$	850,443
Capital distribution		(80,000)
Net loss		(331,821)
Balance, June 30, 2023	$	436,622

The accompanying notes are an integral part of these financial statements.

YOUNG AMERICA CAPITAL, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2023

Cash Flows from Operating Activities:

Net loss	$ (331,821)
Depreciation expense	7,691
Adjustments to reconcile net income to net cash provided by operating activities:	
Accounts receivable	991,565
Prepaid expenses	8,709
Increase (decrease) in operating liabilities:	
Accounts payable, accrued expenses	7,448
Commissions payable	(1,018,499)
Net Cash and Cash Equivalents Used by Operating Activities	(336,907)

Cash Flows from Financing Activities:

Net Cash and Cash Equivalents in Financing Activities: Capital distributions	(80,000)

Cash Flows from Investing Activities:

Net Cash and Cash Equivalents in Investing Activities: Purchase of Fixed Assets	(39,461)
Net Decrease in Cash and Cash Equivalents	(456,368)
Cash and Cash Equivalents, Beginning of Period	990,418
Cash and Cash Equivalents, End of Period	$ 534,050

There were no expenses paid for interest for the year ended June 30, 2023.

The accompanying notes are an integral part of these financial statements.

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2023

Note 1 - Nature of business:

Young America Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company operates as (a) an advisor and placement agent of marketable and non-marketable securities, (b) an advisor providing transaction structuring and assistance to early stage and growth stage entities, and (c) an advisor for mergers and acquisitions. The Company does not hold customers' cash or securities. It operates from an office in the New York City metropolitan area.

Note 2 – Summary of significant accounting policies:

Revenue recognition – contracts with customers:

The Company recognizes revenue in accordance with Accounting Standards Codification Topic 606, Revenue from Contracts with Customers which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable considerations only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Fee income for the period ended June 30, 2023, is comprised of:

Investment banking fee income	$ 3,767,903

Accounts Receivable:

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing accounts receivable. The allowance is determined based on the historical write-off experience and age of the account receivable balances. Doubtful accounts are reviewed and written-off on a quarterly basis. Past due balances over 90 days and over a specified amount are reviewed individually each quarter for collectability and specific bad debt reserves are recorded as deemed necessary. There was no balance on the Allowance for doubtful accounts at June 30, 2023.

The Company had an outstanding accounts receivable balance of $458,899 as of June 30, 2023. Payments for Accounts receivable (net) are collectible as follows:

2023	$ 108,899
2024	$ 350,000
Total	**$ 458,899**

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2023

Note 2 - Summary of significant accounting policies - continued:

Income taxes:
The Company files income tax returns on the cash basis as a partnership for federal and state income tax purposes. The end of fiscal year is June 30th. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual members. Accordingly, no provision is made for income taxes in the financial statements. The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. Adoption of this standard had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2018. As a limited liability company, the members' liability is limited to amounts reflected in their respective member account.

Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. All cash balances are held with a major financial institution within the United States of America.

Financial instruments – Credit Losses:
On January 1, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.
The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss ("CECL") methodology to the current period was not material.

Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Concentration of credit risk:
The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents

Subsequent events evaluation:
Management has evaluated subsequent events through August 25, 2023, the date the financial statements were available to be issued.

Note 3 - Related party transactions:
The Company paid rent, utilities, accounting and occupancy costs on a month to month basis together with administrative expenses to a company owned by the managing member. The total amount paid and expensed during the period ended June 30, 2023 was $27,734.

YOUNG AMERICA CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2023

Note 4 – Commissions payable:

The Company records commissions payable to registered representatives based on a percentage of revenue. Commissions are paid when cash is received for amounts invoiced. No commission payable is recorded for accounts receivable balances that are considered uncollectible and for which a reserve is recorded.

Note 5 – Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). On June 30, 2023, the Company had net capital of $329,611 which exceeded its requirement of $40,980 by $268,631 . The Company had a ratio of aggregate indebtedness to net capital of 1.9 to 1 on June 30, 2023.

YOUNG AMERICA CAPITAL, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2023

Computation of Net Capital

Members' Equity	$ 436,622
Non-allowable assets:	
Accounts receivable net of related payables	48,139
Fixed assets	31,770
Prepaid expenses	26,608
Total non-allowable assets	
Net capital before haircuts on proprietary positions	330,105
Haircuts	494
Net capital	329,611
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $614,705	40,980
Excess net capital	$ 286,631
Ratio of aggregate indebtedness to net capital	1.86 x to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 614,075
Total aggregate indebtedness	$ 614,075

There are no material differences between the audited computation of net capital computed above and the Company's unaudited Part IIA FOCUS filing as of June 30, 2023.

YOUNG AMERICA CAPITAL, LLC

SCHEDULE ii & iii: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT COMMISSION

JUNE 30, 2023

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possessions and Control Requirements with respect to SEC Rule 15c3-3.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

As the Company does not handle customer cash or securities, the Company does not have any Reserve or Possessions and Control Requirements with respect to SEC Rule 15c3-3.

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA
NATHANIEL S. HARTGRAVES, CPA

Sanville & Company

CERTIFIED PUBLIC ACCOUNTANTS

MEMBER OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD
ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

325 NORTH SAINT PAUL ST. SUITE 3100
DALLAS, TX 75201
(214) 738-1998

100 WALL STREET 8th FLOOR
NEW YORK, NY 10005
(212) 709-9512

Report of Independent Registered Public Accounting Firm

To the Member of
Young America Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Young America Capital, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) acting as an underwriter or selling group participant (2) acting as a real estate syndicator (3) the private placement of securities (4) securities research (5) regulation CF offerings throughout the most recent fiscal year; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to (1) acting as an underwriter or selling group participant (2) acting as a real estate syndicator (3) the private placement of securities (4) securities research (5) regulation CF offerings and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Dallas, Texas
August 25, 2023



Young America Capital

Young America Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation related to investment banking and fund placement advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

Young America Capital, LLC

I, Peter Formanek, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Peter Formanek

Peter Formanek

Title: CEO